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                                                                      EXHIBIT 19

                                     [LOGO]

                            FIRST COMMONWEALTH, INC.
                       444 NORTH WELLS STREET, SUITE 600
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-1800

                                  May 25, 1999

Dear Fellow Stockholder:

    We are pleased to inform you that First Commonwealth, Inc., a Delaware corporation ("First Commonwealth"), has entered into a merger agreement with The Guardian Life Insurance Company of America, a New York corporation ("Guardian"), pursuant to which Guardian has agreed to acquire First Commonwealth. Under the terms of the merger agreement, Floss Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Guardian, today commenced a tender offer for all of the outstanding shares of First Commonwealth's Common Stock, $.001 par value per share, together with the associated preferred stock purchase rights (collectively, the "Shares"), at $25.00 per Share net to the seller in cash, without interest. Under the merger agreement, the consummation of the tender offer will be followed by a merger of Floss Acquisition Corp. and First Commonwealth in which non-tendering stockholders will receive $25.00 per Share in cash and First Commonwealth will become a wholly owned subsidiary of Guardian.

    The Board of Directors of First Commonwealth has unanimously determined that the merger is advisable and that the terms of the tender offer and the merger are fair to and in the best interests of First Commonwealth and the stockholders of First Commonwealth and have approved the tender offer, the merger and the merger agreement. Accordingly, your Board of Directors recommends that all of the stockholders of First Commonwealth accept the tender offer and tender all of their Shares and approve the merger agreement and the merger.

    In arriving at its decision, the Board of Directors considered a number of factors, including the opinion of William Blair & Company, L.L.C., First Commonwealth's financial advisor, that the consideration to be received by the stockholders in the tender offer and the merger is fair to the stockholders from a financial point of view.

    Enclosed with this letter are Floss Acquisition Corp.'s Offer to Purchase, dated May 25, 1999, and other related documents. These documents set forth the terms and conditions of the tender offer. Also enclosed with this letter is a copy of First Commonwealth's Solicitation/Recommendation Statement on Schedule 14D-9, which contains information regarding the factors considered by the Board of Directors in its deliberations, a copy of the opinion of William Blair & Company, certain other information regarding the tender offer and the merger, and a copy of an Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended. We urge you to read the enclosed materials carefully.

    We and the other members of the Board of Directors, management and employees of First Commonwealth wish to thank you for your loyal support through the years.

                               Very truly yours,

/s/ Christopher C. Multhauf               /s/ David W. Mulligan

Christopher C. Multhauf                   David W. Mulligan
PRESIDENT AND CHIEF OPERATING OFFICER     CHAIRMAN AND CHIEF EXECUTIVE OFFICER